

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 26, 2007

Mr. Miguel Fernandez
Chairman
MBF Healthcare Acquisition Corp.
121 Alhambra Plaza, Suite 1100
Coral Gables, FL 33134

> **RE:** **MBF Healthcare Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-135610**
> **Filed March 15, 2007**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to our prior comment 1 from our letter dated March 12, 2007 as well as the revised disclosure contained in your Form S-1. However, we continue to believe that more discussion about how these warrants were priced, particularly in light of the absence of a market in your stock, is necessary. Please expand on your discussion in the prospectus to address how the warrant price was determined.

2.   We note the company's responses to our prior comments 2 & 3 from our March 12, 2007 letter. However, we believe that additional disclosure is necessary. Firstly, please note that the Key Hospitality letter appears to be strictly limited to the context of a pre-offering bid for warrants to be purchased following the IPO. Here, our concern extends to the potential for there to be a subsequent securities offering/distribution in connection with your merger transaction. Please revise your Regulation M related response to address the foregoing, including a definition of the appropriate distribution period(s), and address the market impact that these purchases may have, if any. In this respect, because your purchases are tied to the announcement of your merger transaction, we view Key Hospitality as inapposite. Secondly, please clarify how the underwriter's will be aware of "the per share amount held in the trust account (less taxes payable)" as well as when this amount will be determined (i.e., based on your 10-Q, etc.).

3.   In responding to the foregoing, please also advise the staff about the impact your response would have on your ability to utilize Rule 10b-18.

4.   We note the company's response to our prior comment 5 from our March 12, 2007 letter; however, we believe that additional disclosure is necessary. Accordingly, we partially reissue a revised version of that comment. Please provide clear disclosure throughout that your lower conversion threshold will make it easier for you to get a business combination approved over shareholder dissent.

5.   We note the contingent nature of part of the underwriters' compensation and your disclosure on page 84 that the restrictive period under Regulation M will end on the closing of this offering. Note that stating that the distribution ends at the closing of the IPO is insufficient. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Please revise this disclosure in the underwriting section and only as it relates to this offering.

6.   We note your response to comment 12 from our previous letter and we reissue in part our prior comment. Please discuss in more detail the procedures involved in tendering the shares. Please revise as follows:

   a.   Contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination.

    b. Provide disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees, or steps to elect conversion.

    c. Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

    d. Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

    e. Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights must tender physical certificates prior to the stockholder meeting.

    f. Please include any relevant risk factors.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc. Bradley Houser
Fax: (305) 349-4805